SECURITIES AND EXCHANGE COMMISSION
                           WASHINGTON, D.C. 20549

                              AMENDMENT NO. 9
                                     TO
                               SCHEDULE 14D-9

                      Solicitation/Recommendation Statement
                       Pursuant to Section 14(d)(4) of the
                         Securities Exchange Act of 1934

                           FIRST INTERSTATE BANCORP
                          (Name of Subject Company)

                          FIRST INTERSTATE BANCORP
                     (Name of Person Filing Statement)

                  COMMON STOCK, PAR VALUE $2.00 PER SHARE
            (INCLUDING THE ASSOCIATED COMMON STOCK PURCHASE RIGHTS)
                       (Title of Class of Securities)

                                320548100
                  (CUSIP Number of Class of Securities)

                        WILLIAM J. BOGAARD, ESQ.
               EXECUTIVE VICE PRESIDENT AND GENERAL COUNSEL
                        FIRST INTERSTATE BANCORP
                         633 WEST FIFTH STREET
                         LOS ANGELES, CA 90071
                            (213) 614-3001
             (NAME, ADDRESS AND TELEPHONE NUMBER OF PERSON
             AUTHORIZED TO RECEIVE NOTICE AND COMMUNICATIONS
               ON BEHALF OF THE PERSON FILING STATEMENT)

                               COPY TO:

                       FRED B. WHITE III, ESQ.
               SKADDEN, ARPS, SLATE, MEAGHER & FLOM
                           919 THIRD AVENUE
                       NEW YORK, NEW YORK 10022
                          (212) 735-3000


                    First Interstate Bancorp ("First Interstate") hereby amends and supplements its statement on Schedule 14D-9 initially filed with the Securities and Exchange Commission on November 20, 1995, as amended by Amendments No. 1 through No. 8 thereto (the "Schedule 14D-9"). Unless otherwise indicated herein, each capitalized term used but not defined herein shall have the meaning assigned to such term in the Schedule 14D-9.

          ITEM 7.   CERTAIN NEGOTIATIONS AND TRANSACTIONS BY THE
          SUBJECT COMPANY

                    The information set forth in this Item 7 of the
          Schedule 14D-9 is hereby amended and supplemented by the following information:

                    As previously disclosed, on January 19, 1996, the First Interstate Board determined to exercise its right under the Merger Agreement to authorize management and First Interstate's legal and financial advisors to provide Wells with nonpublic information concerning First Interstate and to participate in discussions and negotiations with Wells concerning the possibility of a merger of the two companies. Thereafter, First Interstate and Wells commenced discussions and negotiations with respect to a possible merger. On January 22, 1996, FBS sent a letter to First Interstate alleging that First Interstate had breached the Merger
          Agreement.   In addition, FBS alleged in its letter that
          by engaging in discussions with Wells, First Interstate may have implicitly withdrawn its support for the Merger. First Interstate believes that the FBS allegations are without merit. A copy of FBS's January 22, 1996 letter is filed as Exhibit 52 hereto and is incorporated herein by reference.

          ITEM 9.   MATERIAL TO BE FILED AS EXHIBITS.

                    The following Exhibits are filed herewith:

          Exhibit 52:    Letter from FBS to First Interstate, dated
                         January 22, 1996.


                                  SIGNATURE

                    After reasonable inquiry and to the best of its knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

                                   FIRST INTERSTATE BANCORP

                                    By: /s/ William J. Bogaard

                                         William J. Bogaard
                                         Executive Vice President
                                         and General Counsel

          Dated:  January 23, 1996